

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2021

John Hilburn Davis
President and Chief Executive Officer
Digital Brands Group, Inc.
4700 South Boyle Avenue
Vernon, California 90058

> **Re: Digital Brands Group, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted February 17, 2021**
> **CIK No. 0001668010**

Dear Mr. Davis:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 17, 2021

Summary
Our Company, page 7

1. We note in your response to prior comment 6 that you will roll out the ACE Studios brand in the second quarter of 2021. However, you disclose here and on pages 48 and 76 that the company is currently offering products under the ACE Studios brand. Please revise.

The Offering, page 13

2. Please provide us a reconciliation of the 5,396,957 common shares outstanding as of December 15, 2020 with the 10,377,615 common shares outstanding per your September 30, 2020 financial statements.

Risk Factors
Our officers and directors and the equity interest holder of H&J and their affiliates will exercise significant control over us, page 34

3. We note your revised disclosure in response to prior comment 3. In various places in your prospectus you state that your executive officers, directors and 5% holders and their affiliates will beneficially own approximately 50.0% or 51.1% of your common stock after the offering. Furthermore, neither of these percentages appears to be consistent with the disclosure set forth in your Principal Stockholders table. Please revise your prospectus for consistency and accuracy.

Use of Proceeds, page 40

4. We partially reissue prior comment 5. Please revise to state the maturity date of the 2019 convertible debt.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Material Trends, Events and Uncertainties
COVID-19, page 49

5. You disclose that "some" of your wholesale accounts closed, a number of department store accounts have closed stores, a "significant" number of employees were subject to furlough and layoff, and a "meaningful number" of your boutique accounts closed temporarily and permanently in 2020 and 2021. Please quantify the number and percentages associated with such changes, to the extent practicable.

Digital Brands Group, Inc. - Pro Forma Combined
Unaudited Pro Forma Combined Results of Operations for the Digital Brands Group - For the Year Ended December 31, 2019, page 59

6. We note your response to prior comment 9. Please move the pro forma discussion below the discussion on historical results as to not provide greater prominence than the discussion on historical financial information.

Net Cash Used in and Provided by Financing Activities, page 63

7. We note per your response to prior comment 10 that your lenders have extended the maturity date to 18 months following the closing of the initial public offering, and that you are therefore no longer in default under the facility. We also note on page 63 that the maturity date has been extended to June 30, 2021, which does not appear to be an extension since you also state here that the original due date was June 2022. Please clarify the loan's maturity date and disclose here, and in Note 7 to the financial statements. Additionally, if you intend to use offering proceeds for repayment, please explain this under "Use of proceeds" on page 13 of the Summary. Lastly, if the maturity date is June 2021, please disclose the consequences of non-repayment.

DENIM.LA, INC. Notes to Consolidated Financial Statements
Note 6: Goodwill and Intangible Assets, page 19

8. We note that goodwill of $6,479,218 and intangible assets (brand names) of $8,600,000 were recorded from the Bailey acquisition in February 2020. We also note per your discussion of cost of net revenue in MD&A that you hired a new designer to create a "clean break in the product collections" relating to Bailey. Please tell us how you determined that the purchased brand name was not further impaired and that goodwill was not impaired as of September 30, 2020.

Note 13: Contingencies, page 30

9. We note per page 88 that new litigation matters were filed on March 25, 2020 and September 24, 2020. Please tell us your consideration of disclosing these matters in the footnotes to the financial statements pursuant to ASC 450.

General

10. We note your response to prior comment 22 and the changes made in Selected Financial Data with regard to the pro forma information presented. Please revise your presentation to provide a separate column showing historical financial information for each entity, a separate column showing pro forma adjustments, and a total column for the combined pro forma results. See Rule 11-02 of Regulation S-X for further guidance.

11. We reference certain blog posts on the company's WeFunder site, which have subsequently been removed, that discussed your proposed IPO and projected revenues, earnings, market capitalization, and post "public listing" acquisitions. Please provide us with your legal analysis as to how these blog posts comport with the requirements of Section 5 of the Securities Act and the related offering communication rules under the Securities Act.

You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Thomas Poletti, Esq.